September 2, 2011

Via EDGAR and Overnight Mail

Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:         Octus, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 22, 2010
Form 8-K/A
Filed April 8, 2010
File No. 000-21092

Dear Mr. Kim:

Octus, Inc. (“Octus” or the “Company”) is submitting this letter to request an extension to September 9, 2011 being ten business days past the noted due date of August 25, 2011 for the response to comments raised in the Staff’s letter to Octus dated August 11, 2011 (the “SEC Comment Letter”) regarding your review of the above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”),  Form 10-Q for the fiscal quarter ended September 30, 2010 (the “10-Q”) and Form 8-K/A filed by Octus on April 8, 2011 (the “8-K”).

You may contact me at (530) 546-0200, or our attorney Kevin Kelso, at Weintraub Genshlea Chediak, at (916) 558-6110, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Christian J. Soderquist
Christian J. Soderquist Chief Executive Officer Octus, Inc.